Item 24 Exhibit 4. iii.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[Springfield, MA 01111-0001]

RETURN OF PURCHASE PAYMENT DEATH BENEFIT RIDER

This rider modifies the Contract to which it is attached and is available only at the time the Contract is issued. This rider is not available for selection if the oldest Owner (or Annuitant if the Owner is a non-natural person) is over Age 75. In case of a conflict with any provision in the Contract, the provisions of this rider will control.

The Contract is modified as follows:

The following hereby amends and supersedes the DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PHASE section under the DEATH BENEFIT PROVISIONS of the Contract:

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PHASE

The death benefit during the Accumulation Phase will be the greater of 1 and 2 below.

1.	the total Purchase Payments, reduced by a pro-rata adjustment for each withdrawal.

The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the Contract Value withdrawn, including any applicable Contingent Deferred Sales Charge;

B = the Contract Value immediately prior to the withdrawal; and

C = the total Purchase Payments adjusted for any prior withdrawals.

2.	the Contract Value.

If you apply a portion of the Contract Value to an Annuity Option, it will be considered a withdrawal for purposes of this rider. Since withdrawals result in a pro-rata adjustment to the death benefit amount, the death benefit amount may be reduced by more than the actual dollar amount of the withdrawals.

The death benefit that is payable during the Accumulation Phase is determined as of the Close of Business on the Business Day on which we receive both due proof of death and an election of a payment method at our Service Center in Good Order. Where there is more than one Beneficiary, we will determine the death benefit as of the Business Day the first Beneficiary submits due proof of death and election of a payment method to our Service Center in Good Order. If the death benefit payable is greater than the Contract Value, we will apply an amount equal to the difference between the death benefit and Contract Value to each Sub-Account in the ratio that your value in each bears to your Contract Value. Each Beneficiary’s portion of the death benefit will be applied to their chosen death benefit payout option on the Business Day we receive their election of a payment method at our Service Center in Good Order and will be paid from the Sub-Accounts on a pro rata basis. The balance of the death benefit will remain in the Sub-Accounts based on the current allocation until each of the other Beneficiaries submits their election of a payment method to our Service Center in Good Order. From the time the death benefit is determined until complete distribution is made, any amount in a Sub-Account will be subject to investment risk. This risk is borne by the Beneficiary(ies).

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While this rider is in effect, the Sub-Accounts are limited as shown on the Contract Schedule. We reserve the right to modify the Sub-Accounts available with this rider from time to time. We will notify you by Written Notice at least thirty (30) days before any change in Sub-Account restrictions.

The SEPARATE ACCOUNT CHARGES section of the Contract is amended by adding the following:

RETURN OF PURCHASE PAYMENT DEATH BENEFIT CHARGE. We deduct a Return of Purchase Payment Death Benefit Charge from each Sub-Account in which you are invested. The charge, which is shown on the Contract Schedule, compensates us for the costs associated with this death benefit.

Rider Termination:

This rider will terminate if the Contract terminates according to the terms of the Contract, except if your Contract Value declines to zero due to investment performance and/or the deduction of charges. You cannot request this rider be terminated.

Signed for Massachusetts Mutual Life Insurance Company by:

/s/ Pia Flanagan	/s/ Roger W. Crandall
[SECRETARY]	[PRESIDENT]

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